Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2022
NEWS RELEASE

Business Highlights

•	Fourth quarter sales decreased 20% Q/Q and 24% Y/Y and FY2022 sales grew 3% Y/Y

•	SSD controller sales: 4Q approximately flat Q/Q and FY2022 decreased 5% to 10% Y/Y

•	eMMC+UFS controller sales: 4Q decreased 35% to 40% Q/Q and FY2022 grew 15% to 20% Y/Y

•	SSD solutions sales: 4Q grew 20% to 25% Q/Q and FY2022 grew 30% to 35% Y/Y

•	Both SSD and eMMC+UFS controllers outperformed PC and smartphone markets

•	30% FY2022 SSD controller sales growth into the PC OEM market

Financial Highlights

	4Q 2022 GAAP	4Q 2022 Non-GAAP
• Net sales	$200.8 million (-20% Q/Q, -24% Y/Y)	$200.8 million (-20% Q/Q, -24% Y/Y)
• Gross margin	43.3%	47.4%
• Operating margin	12.5%	23.2%
• Earnings per diluted ADS	$0.71	$1.22

	Full Year 2022 GAAP	Full Year 2022 Non-GAAP
• Net sales	$945.9 million (+3% Y/Y)	$945.9 million (+3% Y/Y)
• Gross margin	49.2%	50.2%
• Operating margin	22.6%	27.3%
• Earnings per diluted ADS	$5.17	$6.36

TAIPEI, Taiwan and MILPITAS, Calif., February 8, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2022. For the fourth quarter of 2022, net sales (GAAP) decreased sequentially to $200.8 million from $250.8 million in the third quarter of 2022. Net income (GAAP) decreased to $23.5 million, or $0.71 per diluted American Depositary Share (“ADS”) (GAAP), from net income (GAAP) of $42.9 million, or $1.29 per diluted ADS (GAAP), in the third quarter of 2022.

For the fourth quarter of 2022, net income (non-GAAP) decreased to $41.1 million, or $1.22 per diluted ADS (non-GAAP), from net income (non-GAAP) of $51.2 million, or $1.53 per diluted ADS (non-GAAP), in the third quarter of 2022.

Business Review

Wallace Kou, President & CEO of Silicon Motion commented:

“For full-year 2022, despite challenging end-markets, we grew our sales 3%, which significantly outperformed the PC and smartphone markets, both of which posted double-digit declines during the period.”

“Our sales of SSD controllers decreased 5 to 10% for the year, however, this outcome is still much better than the performance of the PC market generally. More importantly, our sales to the OEM market, for SSDs used in the manufacture of PCs, grew 30% as our extensive PCIe Gen 4 design-wins scaled. Two-thirds of our controllers are now for the OEM market, up from less than half in the prior year. The channel market for SSDs sold in the after-market, a big part of which is in China, decreased significantly due to both weak demand from the extensive Covid-related lockdowns in China and rapidly falling NAND-prices. In 2023, we expect our PCIe Gen 4 SSD controllers for OEMs to scale further, boosted by the recent roll-out of technology upgrades to enhance SSD efficiency. We are also optimistic about recovery from the re-opening of China and from more stable NAND prices.”

“Our sales of eMMC+UFS controllers grew 15 to 20% for the year, significantly better than the sharp downturn in the smartphone market. However, sales in the fourth quarter were hampered by excess inventory at certain NAND flash customers which could take a few quarters to resolve.”

“With softness in our sales this quarter and lower than normal sales visibility, we are taking steps to reduce our operating cost structure, protect our profitability and enhance the opportunity for a rebound. Actions that we have implemented relate to strategic review of product performance, as well as compensation and tape-out expenses. These initiatives are important because, while we are well placed for eventual market recovery when supply chains work down inventory and NAND supply/demand becomes more balanced, we anticipate that sales could soften further in the near term as these market dynamics play out.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2022	3Q 2022	4Q 2021	4Q 2022	3Q 2022	4Q 2021
Revenue	$200.8	$250.8	$264.4	$200.8	$250.8	$264.4
Gross profit	$87.0	$119.1	$131.2	$95.1	$119.3	$131.9
Percent of revenue	43.3%	47.5%	49.6%	47.4%	47.6%	49.9%
Operating expenses	$61.9	$63.8	$59.1	$48.5	$56.6	$50.3
Operating income	$25.1	$55.4	$72.1	$46.6	$62.7	$81.6
Percent of revenue	12.5%	22.1%	27.3%	23.2%	25.0%	30.9%
Earnings per diluted ADS	$0.71	$1.29	$1.73	$1.22	$1.53	$1.91

Other Financial Information

(in millions)	4Q 2022	3Q 2022	4Q 2021
Cash, cash equivalents, restricted cash and short-term investments—end of period	$287.1	$253.9	$415.5
Routine capital expenditures	$3.5	$7.4	$8.3
Dividend payments	—	$16.5	$17.4
Share repurchases	—	*	$45.7

*	$0.1m ADS cancellation fee for shares repurchased in prior quarter.

During the fourth quarter of 2022, we had $7.6 million of capital expenditures, including $3.5 million for the routine purchase of testing equipment, software, design tools and other items, and $4.1 million for building construction in Hsinchu.

Acquisition Update

On May 5, 2022, Silicon Motion agreed to be acquired by MaxLinear, Inc. (“MaxLinear”) with Silicon Motion ADS holders to receive $93.54 in cash and 0.388 shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”) for each ADS that they hold (the “Transaction”). On June 27, 2022, the Transaction’s waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expired and, unless the Transaction closes after June 27, 2023, no further approval is required under the HSR Act. On August 31, 2022, securityholders at Silicon Motion’s Extraordinary General Meeting (“EGM”) approved the Transaction. In September 2022, MaxLinear and Silicon Motion, which had previously filed with China’s State Administration for Market Regulation (“SAMR”) under the simplified procedures, refiled under the normal procedures as advised by SAMR. MaxLinear and Silicon Motion cannot predict with certainty the length of review under the normal procedure, but both parties continue to expect a final determination by SAMR in the second or third quarter of 2023, or even later. Closing of the Transaction is subject to certain customary closing conditions, including regulatory approval from SAMR and, if closing occurs after June 27, 2023, an additional filing under the HSR Act.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Product-line restructuring are charges related to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation attributable to Shannon, Ferri and Graphics products, as well as certain other discontinued parts.

M&A transaction expenses consist of legal, financial advisory and other fees related to our pending sale to MaxLinear.

Loss from settlement of litigation relates to an estimated expense accrued in connection with a potential settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the difference between market value and cost of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31 2021 ($)	Sep. 30, 2022 ($)	Dec. 31, 2022 ($)	Dec. 31, 2021 ($)	Dec. 31, 2022 ($)
Net Sales	264,357	250,812	200,759	922,100	945,921
Cost of sales	133,126	131,691	113,786	461,305	480,090

Gross profit	131,231	119,121	86,973	460,795	465,831
Operating expenses
Research & development	44,747	47,727	51,926	164,291	188,532
Sales & marketing	7,534	9,375	5,629	28,813	31,537
General & administrative	6,802	6,949	4,349	21,822	31,447
Loss from settlement of litigation	—	(300)	(10)	—	390

Operating income	72,148	55,370	25,079	245,869	213,925
Non-operating income (expense)
Interest income, net	270	750	1,261	1,279	2,636
Foreign exchange gain (loss), net	598	(2,293)	(562)	193	(4,880)
Unrealized holding gain (loss) on investments	—	—	896	—	896
Others, net	(80)	—	—	(77)	1

Subtotal	788	(1,543)	1,595	1,395	(1,347)

Income before income tax	72,936	53,827	26,674	247,264	212,578
Income tax expense	12,301	10,936	3,138	47,262	40,068

Net income	60,635	42,891	23,536	200,002	172,510

Earnings per basic ADS	1.74	1.30	0.71	5.74	5.19
Earnings per diluted ADS	1.73	1.29	0.71	5.72	5.17

Margin Analysis:
Gross margin	49.6%	47.5%	43.3%	50.0%	49.2%
Operating margin	27.3%	22.1%	12.5%	26.7%	22.6%
Net margin	22.9%	17.1%	11.7%	21.7%	18.2%

Additional Data:
Weighted avg. ADS equivalents	34,872	33,050	33,054	34,851	33,257
Diluted ADS equivalents	35,068	33,140	33,209	34,992	33,388

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31 2021 ($)	Sep. 30, 2022 ($)	Dec. 31 2022 ($)	Dec. 31, 2021 ($)	Dec. 31, 2022 ($)
Gross profit (GAAP)	131,231	119,121	86,973	460,795	465,831
Gross margin (GAAP)	49.6%	47.5%	43.3%	50.0%	49.2%
Stock-based compensation (A)	172	143	228	389	597
Product-line restructuring	478	—	7,918	3,760	8,054
Gross profit (non-GAAP)	131,881	119,264	95,119	464,944	474,482
Gross margin (non-GAAP)	49.9%	47.6%	47.4%	50.4%	50.2%
Operating expenses (GAAP)	59,083	63,751	61,894	214,926	251,906
Stock-based compensation (A)	(8,822)	(5,679)	(12,613)	(19,156)	(26,064)
M&A transaction expenses	—	(1,766)	(787)	—	(9,230)
Product-line restructuring	—	—	—	(238)	—
Loss from settlement of litigation	—	300	10	—	(390)
Operating expenses (non-GAAP)	50,261	56,606	48,504	195,532	216,222
Operating profit (GAAP)	72,148	55,370	25,079	245,869	213,925
Operating margin (GAAP)	27.3%	22.1%	12.5%	26.7%	22.6%
Total adjustments to operating profit	9,472	7,288	21,536	23,543	44,335
Operating profit (non-GAAP)	81,620	62,658	46,615	269,412	258,260
Operating margin (non-GAAP)	30.9%	25.0%	23.2%	29.2%	27.3%
Non-operating income (expense) (GAAP)	788	(1,543)	1,595	1,395	(1,347)
Foreign exchange loss (gain), net	(598)	2,293	562	(193)	4,880
Unrealized holding loss (gain) on investments	—	—	(896)	—	(896)
Non-operating income (expense) (non-GAAP)	190	750	1,261	1,202	2,637
Net income (GAAP)	60,635	42,891	23,536	200,002	172,510
Total pre-tax impact of non-GAAP adjustments	8,874	9,581	21,202	23,350	48,319
Income tax impact of non-GAAP adjustments	(1,917)	(1,311)	(3,687)	(3,966)	(6,921)
Net income (non-GAAP)	67,592	51,161	41,051	219,386	213,908
Earnings per diluted ADS (GAAP)	$1.73	$1.29	$0.71	$5.72	$5.17
Earnings per diluted ADS (non-GAAP)	$1.91	$1.53	$1.22	$6.21	$6.36
Shares used in computing earnings per diluted ADS (GAAP)	35,068	33,140	33,209	34,992	33,388
Non-GAAP adjustments	387	263	341	311	272
Shares used in computing earnings per diluted ADS (non-GAAP)	35,455	33,403	33,550	35,303	33,660
(A) Excludes stock-based compensation as follows:
Cost of sales	172	143	228	389	597
Research & development	6,355	4,029	9,670	12,864	18,678
Sales & marketing	863	615	1,053	2,366	2,736
General & administrative	1,604	1,035	1,890	3,926	4,650

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2021 ($)	Sep. 30 2022 ($)	Dec. 31 2022 ($)
Cash and cash equivalents	360,082	199,215	232,179
Accounts receivable (net)	208,574	229,692	206,105
Inventories	163,104	305,566	287,964
Refundable deposits – current	48,500	48,500	49,484
Prepaid expenses and other current assets	37,852	13,899	12,190

Total current assets	818,112	796,872	787,922
Long-term investments	8,541	8,333	9,267
Property and equipment (net)	124,478	133,499	139,434
Other assets	20,197	22,778	24,627

Total assets	971,328	961,482	961,250

Accounts payable	80,768	70,731	36,023
Income tax payable	44,201	46,211	42,114
Accrued expenses and other current liabilities	156,550	105,855	105,731

Total current liabilities	281,519	222,797	183,868
Other liabilities	32,177	44,328	44,781

Total liabilities	313,696	267,125	228,649
Shareholders’ equity	657,632	694,357	732,601

Total liabilities & shareholders’ equity	971,328	961,482	961,250

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31, 2021 ($)	Sep. 30 2022 ($)	Dec. 31 2022 ($)	Dec. 31, 2021 ($)	Dec. 31, 2022 ($)
Net income	60,635	42,891	23,536	200,002	172, 510
Depreciation & amortization	5,036	4,864	4,936	17,160	18,931
Stock-based compensation	8,994	5,822	12,841	19,545	26,661
Investment losses (gain) & disposals	3	3	(894)	208	(890)
Changes in operating assets and liabilities	(6,018)	(10,940)	(556)	(62,217)	(133,466)

Net cash provided by (used in) operating activities	68,650	42,640	39,863	174,698	83,746

Purchase of property & equipment	(9,073)	(8,568)	(7,628)	(24,657)	(32,776)
Purchase of long-term investments	—	—	—	(3,507)	—

Net cash provided by (used in) investing activities	(9,073)	(8,568)	(7,628)	(28,164)	(32,776)

Dividend payments	(17,436)	(16,499)	—	(54,039)	(49,941)
Share repurchases	(45,696)	(109)*	—	(45,696)	(133,155)

Net cash used in financing activities	(63,132)	(16,608)	—	(99,735)	(183,096)

Net increase (decrease) in cash, cash equivalents & restricted cash	(3,555)	17,464	32,235	46,799	(132,126)
Effect of foreign exchange changes	(367)	1,482	935	(487)	3,658
Cash, cash equivalents & restricted cash—beginning of period	419,445	234,939	253,885	369,211	415,523

Cash, cash equivalents & restricted cash—end of period	415,523	253,885	287,055	415,523	287,055

*	ADS cancellation fee for shares repurchased in prior quarter

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Transaction that will result in the merger of Shark Merger Sub, with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of MaxLinear, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, and projections about Silicon Motion’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Transaction may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the price of the ordinary shares, par value $0.01 per share, of Silicon Motion, Silicon Motion’s ADSs and shares of MaxLinear Common Stock;

uncertainties as to the timing of the consummation of the Transaction and the potential failure to satisfy the conditions to the consummation of the Transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; the effect of the announcement or pendency of the Transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing businesses, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Transaction or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ responses to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Transaction or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain, such as the Delta and Omicron variants, and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the Transaction that may impact the

Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are also available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Christopher Chaney Director of IR and Strategy E-mail: CChaney@siliconmotion.com	Selina Hsieh Investor Relations E-mail: ir@siliconmotion.com